Exhibit 99.3

NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Yoav Stern, Chief Executive Officer and Chairman of the Board, and Mr. Tomer Pinchas, the Company’s Chief Operating Officer, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 2 Ilan Ramon, Ness Ziona 7403635, Israel, on September 7, 2023, at 3:00 pm, Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

NANO DIMENSTION LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 7, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent auditor firm of the Company until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.
2a	To re-elect Mr. Oded Gera as a Class III directors for a three-year term that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2b	To re-elect Mr. Yoav Nissan Cohen as a Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2c	To re-elect Ms. Channa (Hanny) Caspi as a Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until she ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________	_____________	_____________, 2023
NAME	SIGNATURE	DATE

_____________	_____________	_____________, 2023
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.